Mail Stop 3561

May 10, 2006

Michael Kessler, Esq.
3436 American River Drive, Suite 11
Sacramento, California 95864

> **Re:** **Typhoon Tunes, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed May 5, 2006**
> **File No. 333-131965**

Dear Mr. Kessler:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Cover Page

1. We note your response to comment 8 in our letter dated April 26, 2006. However, your cover page should be no longer than one page. Please briefly discuss any risks related to complying with intellectual property laws. Please revise.

Risk Factors, page 8

2. We note your revisions in response to comment 4 in our letter dated April 26, 2006. Please delete the mitigating language included in risk factor 10 with respect to your maintenance of general liability insurance and the requirement that customers indemnify you.

* * * * *

Please contact Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Kessler, Esq.
     FAX: (916) 239-4008